 **ORKLA**

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

SUPPL

TRADE SUBJECT TO NOTIFICATION

On 3 May 2007, in connection with Orkla's option programme, 15,000 options were exercised at a strike price of NOK 27.00.

A total of 8,943,010 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1,400,000 underlying shares in the hedge-position related to the remaining 887,000 synthetic options of the cash bonus programme.

Orkla holds 10,892,125 of its own shares.

Orkla ASA
Oslo, 4 May 2007

07023467

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

END